93 West Main Street

Clinton, CT 06413

November 7, 2012

Via EDGAR Correspondence

and Email

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

RE:	Connecticut Water Service, Inc. Registration Statement on
Form S-4 Filed September 4, 2012, as amended on October 12, 2012 and October 29, 2012
File No. 333-183708 (the “Registration Statement”)

Dear Ms. Ransom:

Set forth below are the responses of Connecticut Water Service, Inc., a Connecticut corporation (“we”, “our” “us”, “Connecticut Water” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2012, with respect to the Registration Statement. The Company is filing today, via EDGAR, Amendment No. 3 (the “Amendment”) to the Registration Statement.

For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the Staff’s comment letter. Capitalized terms used, but not defined herein, have the meanings given to them in the Registration Statement.

Where you Can Find More Information, page 62

1.

We note your response to comment 5 in our letter dated October 23, 2012 and we reissue this comment. Please specifically incorporate by reference your Form 8-K filed on November 2, 2012. Please note that you will continue to be required to specifically incorporate by reference each

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

November 7, 2012

current and periodic report filed between any additional amendments to your registration statement and the effective date of the registration statement, or revise to include the language set forth in Section 123.05 of our Securities Act Forms and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment. As our legal counsel has discussed with the Staff, the Company has revised its disclosure to indicate that it is incorporating by reference into the Proxy Statement/Prospectus each additional document filed with the Commission pursuant to the Securities Exchange Act of 1934 after the date of the initial Registration Statement and prior to the effectiveness of the Registration Statement and between the date of the Proxy/Prospectus and the date upon which the BSWC Special Meeting is held. Please see page 62 of the Amendment.

Part II – Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-3

Exhibit 8.1

2.	We note your response to comment 6 in our letter dated October 23, 2012. It is unclear whether the clause “insofar as such statements constitute elements of U.S. federal income tax law” inappropriately limits the scope of the disclosure that constitutes counsel’s opinion. Please tell us the purpose of this clause, or delete it.

Response: The Company acknowledges the Staff’s comment. The Company has provided a revised version Exhibit 8.1, deleting this clause as requested. Please see revised page 3 of Exhibit 8.1 as filed with the Amendment.

Exhibit 8.2

3.	We note your response to comment 7 in our letter dated October 23, 2012. It is unclear whether the clause “insofar as such statements constitute statements of U.S. federal income tax law” inappropriately limits the scope of the disclosure that constitutes counsel’s opinion. Please tell us the purpose of this clause, or delete it.

Response: The Company acknowledges the Staff’s comment. The Company has provided a revised version of Exhibit 8.2, deleting this clause as requested. Please see revised page 2 of Exhibit 8.2 as filed with the Amendment.

* * * * * *

Mara L. Ransom, Esq.

U.S. Securities and Exchange Commission

November 7, 2012

Should the Commission have any questions or comments, please feel free to call me at (860) 664-6030 or Edward B. Whittemore of Murtha Cullina LLP at (860) 240-6075.

Sincerely,

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Name:	David C. Benoit
Title:	Vice President – Finance, Chief Financial Officer and Treasurer

cc:	Lisa Kohl, SEC Staff Attorney
Lilyanna Peyser, SEC Staff Attorney
Eric W. Thornburg
Edward B. Whittemore